UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,571,164 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,571,164 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,164 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%[1]
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

[1]	The reporting person is the beneficial owner of 4,571,164 shares of the Issuer’s Common Stock which constitute approximately 9.93% of the class outstanding. The percentage calculation assumes that there are currently 46,015,649 outstanding shares of Common Stock of the Issuer based on information provided by the Issuer.

CUSIP No. 83422E105

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,571,164 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,571,164 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,571,164 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 4,571,164 shares of the Issuer’s Common Stock which constitute approximately 9.93% of the class outstanding. The percentage calculation assumes that there are currently 46,015,649 outstanding shares of Common Stock of the Issuer based on information provided by the Issuer.

CUSIP No. 83422E105

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 9, 2018 (the “Statement”) by the Reporting Persons with respect to common stock, par value $0.001 per share (the “Common Stock”), of Solid Biosciences Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

On July 25, 2019, the Reporting Persons caused the Fund and the Account to purchase a total of 1,881,720 shares of Common Stock for $8,749,998.00 in a private placement by the Issuer. All shares were purchased with working capital of the Fund and the Account.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons acquired the Common Stock referred to in Item 3 for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Amendment No. 1:

Transaction	Date	No. Shares	Price
Purchase	25-Jul-2019	1,593,629* and 288,091	$4.65

Shares marked with an * were acquired by the Fund. The remaining shares were acquired for the Account.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 83422E105

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a registration rights agreement with the Issuer regarding the registration of the offered shares. The agreement requires the Issuer to prepare and file with the SEC promptly following the closing date but no later than forty-five days after the closing date a registration statement covering the resale of all the registrable securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 9, 2018.

CUSIP No. 83422E105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2019

RA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky